U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.
August 31, 2015
Page 1

FOIA CONFIDENTIAL TREATMENT REQUESTED

Apple Inc.	August 31, 2015
1 Infinite Loop
Cupertino, CA 95014

BY EDGAR AND HAND DELIVERY

To:	Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Apple Inc.

Form 10-K for the Fiscal Year Ended September 27, 2014

Filed October 27, 2014

File No. 000-10030

Form 10-Q for the Quarterly Period Ended December 27, 2014

Filed January 28, 2015

File No. 001-36743

Dear Mr. Gilmore,

Apple Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), dated May 19, 2015, relating to the above-referenced filings.

Because of the commercially sensitive nature of information contained herein, the Company has filed a separate letter (the “Request Letter”) with the Office of FOIA Services in connection with a request for confidential treatment of certain portions of this Response Letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, the Company has enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Response Letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-008.”

In response to the Comment Letter, and to facilitate review, the Company has repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.
August 31, 2015

Form 10-K for the Fiscal Year Ended September 27, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.

We note your response to prior comments 2 and 3. We also note in your response to prior comment 8 that your chief operating decision maker (CODM) receives additional information to monitor performance of the company. With a view towards looking at the company through the eyes of management, please tell us whether any of this additional information contains key performance indicators used by the CODM or management to manage the business and whether it would be considered material to investors thus requiring MD&A disclosure. Please also tell us whether there are any other key performance indicators management uses to analyze the business. For example, does management monitor or analyze the sales of products by generation (e.g. iPhone 6, iPhone 5, etc.)? Refer to Section I.B. of SEC Release No. 33-8350.

The Company is keenly focused on the relationship with its customers and their experience with the Company’s products and services. The Company’s goal is to deliver innovative products to its customers that operate seamlessly together (the “platform”) and the Company is continuously adding to its ecosystem of services for its customers that work seamlessly across these products. Towards this end, the Company is organized functionally, rather than divisionally, because its senior leadership believes a functional management structure is most conducive to innovation. [***]

The Company believes this functional management structure provides the following advantages:

•

A singular vision for the platform. In the past that vision came from Steve Jobs, the Company’s former Chief Executive Officer (“CEO”), and continues under Tim Cook, the Company’s current CEO. The Company’s vision propagates down through the functions to the rest of the organization.

•	Seamless interoperability amongst the Company’s products. Examples include:

¡	Handoff, which allows a customer to start a document, email, or message on one Apple device and pick up where the customer left off on another Apple device.

¡	iCloud, which allows a customer to take a picture with one device and the picture is then available across all other devices via the Photos app.

¡	iOS, which works on many of the Company’s mobile devices.

•	Ideas and information shared across the organization. [***]

With this customer-centric focus in mind, the CODM assesses the performance and allocates resources based on the Company’s net sales on a geographic operating segment basis, focused on the location of its customers and distribution partners, as well as based on the Company’s consolidated operating margin, which reflects the costs associated with the functional management structure. [***]

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.
August 31, 2015

Form 10-Q for the Quarterly Period Ended December 27, 2014

Notes to Condensed Consolidated Financial Statements

Note 11 – Segment Information and Geographic Data, page 22

2.

We note your response to prior comment 6 in which you provided an organizational chart that includes the individuals who report directly to the CODM. In an effort to better understand the nature of your segment management and how they communicate to your CODM, please tell us who your segment managers are and what they are responsible for. We refer you to 280-10-50-7.

As discussed above, the Company’s functional, rather than divisional, organization is one of its most distinctive aspects, especially given its size. Ordinarily, organizations of the Company’s size (whether measured in revenue, number of employees, global scope, or market capitalization) operate through separate business units, each with its own profit and loss responsibility. For example, in their Form 10-K General Electric Company lists a number of separate business units: power & water, oil & gas, energy management, aviation, healthcare, transportation, appliance & lighting and GE Capital. Each of these business units generally represents a collection of related products and services, and this grouping of products and services into separate business units allows for the easy identification of their associated revenues and costs.

When looking at the Company’s organizational chart, on the other hand, there is no division by product groupings. [***]

Each functional area ultimately reports to the CODM and has its spending plans approved by the CODM. [***]

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.
August 31, 2015

Under this functional management structure, the Company manages revenue by focusing on (i) increasing the number of customers and (ii) increasing the number of products and services existing customers purchase. The CODM monitors net sales to measure progress towards these goals.

However, it is difficult to meaningfully assess the performance of the Company at a consolidated level. It is necessary for the CODM to understand variations in performance at the geographic regional level, which requires an understanding of the different markets available to the Company across regions and how the Company may best act to increase its share of each regional market. Therefore, in order to better understand unique market dynamics the Company further stratifies net sales by geography.

In future SEC filings the Company will enhance the description of the factors used to identify its reportable operating segments, in accordance with ASC 280-10-50-21(a) as follows:

The Company manages its business primarily on a geographic basis. The Company’s reportable operating segments consist of the Americas, Europe, Greater China, Japan and Rest of Asia Pacific. The Americas segment includes both North and South America. The Europe segment includes European countries, as well as India, the Middle East and Africa. The Greater China segment includes China, Hong Kong and Taiwan. The Rest of Asia Pacific segment includes Australia and Asian countries, other than those countries included in the Company’s other reportable operating segments. Although each reportable operating segment provides similar hardware and software products and similar services, they are managed separately to better align with the location of the Company’s customers and distribution partners and the unique market dynamics of each geographic region.

Because the CODM is responsible for monitoring the performance and the allocation of resources for the functional costs of the Company as well as the geographic operating margins of the Company, consistent with ASC 280, the CODM is the sole segment manager of the Company’s geographic operating segments.

The Company sells to its customers through three channel types, namely (i) indirect sales through resellers, (ii) direct consumer sales through the online and retail stores and (iii) enterprise sales. Within each geographic operating segment the CODM manages net sales by channel, as the dynamics of the customer and the efforts required to increase sales vary by channel type. [***]

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.
August 31, 2015

Form 10-Q for the Quarterly Period Ended December 27, 2014

Notes to Condensed Consolidated Financial Statements

Note 11 – Segment Information and Geographic Data, page 22

3.

In your response to prior comment 6, you state that no group or individual has overall responsibility for a product throughout its entire lifecycle and that no group or individual is measured or compensated on product profitability. Please tell us how the CODM determines which products to introduce or discontinue, the information he uses to make such decisions, and the individuals he involves in those discussions.

The Company’s product lines generally follow a common structure within the technology industry [***].

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.
August 31, 2015

Form 10-Q for the Quarterly Period Ended December 27, 2014

Notes to Condensed Consolidated Financial Statements

Note 11 – Segment Information and Geographic Data, page 22

4.

To the extent that your CODM receives profitability information at a level below the consolidated financial statements (e.g., by product, product generation) please tell us how the CODM uses this information. Please also tell us with whom the CODM discusses the disaggregated results to understand the reasons for the results.

The CODM receives the following profitability information below the level of the consolidated financial statements:

•	Operating income on a geographic operating segment level. [***]

•	Net sales of products by product generation, further stratified by SKU, for each geographic operating segment. [***]

•	Gross margin by product, product generation and SKU. [***]

Form 10-Q for the Quarterly Period Ended December 27, 2014

Notes to Condensed Consolidated Financial Statements

Note 11 – Segment Information and Geographic Data, page 22

5.

Please explain the process in which your budgets are developed, including the nature of the information prepared (e.g., by geography, by product) at each stage of the process and the individuals involved in the review and approval of each stage of the process. Please also tell us whom the CODM discusses budget-to-actual variations with and the nature and frequency of those conversations.

At the beginning of each fiscal year, the Company develops an Annual Plan. There are two components to the Annual Plan:

•	Revenue plans by geography. [***]

•	Cost plans by function. [***]

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.
August 31, 2015

The CODM reviews each cost plan with the respective functional lead and approves each of them as part of the Annual Plan.

On a quarterly basis, the Company develops a forecast for the upcoming quarter. [***]

On a monthly basis the Company holds a forecast review meeting. [***]

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.
August 31, 2015

*      *      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (408) 862-1401 or Gene Levoff, Associate General Counsel, Corporate Law and Assistant Secretary, at (408) 974-6931.

Very truly yours,

/s/ Luca Maestri

Luca Maestri

Senior Vice President, Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant, SEC

Bruce Sewell, Senior Vice President, General Counsel and Secretary

Chris Kondo, Senior Director, Corporate Accounting and Principal Accounting Officer

Martin Dunn, Morrison & Foerster LLP

enclosures

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83